September 9, 2008
SENT VIA FAX AND U.S. MAIL
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ennis, Inc. Form 10-K for the year ended February 29, 2008 File No. 001-05807
Dear Mr. Humphrey:
     In connection with the Securities and Exchange Commission comment letter dated September 2, 2008, covering the above captioned filing with the Commission, we submit the following responses. To facilitate your review, we have retyped each of your comments, following which is our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Judgments, page 15
1.	You refer to the use of “independent valuations” in connection with your acquisitions and the related purchase price allocations. If you elect to make such a reference, you must also identify the appraiser in your filing. Further, if you incorporate this reference into a registration statement or other transactional filing, you must both identify the appraiser and include his consent in that filing. Please eliminate this reference from your filed documents or provide the identifications and/or consents in your filings as required.

Response: The Company will eliminate the reference to independent valuation firms in all future filings with the Commission unless the valuation firm is named and which case, we will also include their consent in any registration statement or other transactional filing.
2441 Presidential Parkway, Midlothian, Texas 76065
(800) 752.5386 Fax (800) 579.4271
www.ennis.com

Contractual Obligations, page 22
2.	As this table is aimed at increasing the transparency of cash flow, we believe that you should include scheduled interest payments in the table. We note that you have included interest on capital leases but not on long-term debt. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. If you elect to include them, you can determine the appropriate methodology to estimate the interest payments. One possible methodology is to apply the currently applicable interest rate to determine the value of future payments. If you include these payments in the table, please explain your significant assumptions in an accompanying footnote. Alternatively, if interest payments are excluded, the table should be supplemented with additional information that is material to an understanding of your cash requirements. In either case, please specifically clarify whether interest rates have been included or excluded.

Response: Given our revolving credit facility has variable rates and the level of outstanding debt varies throughout the year and from year to year we will not include the expected interest payments in the table. Rather, in future filings we will include a paragraph that includes our expectation of future interest payments assuming interest rates and debt levels remained at similar amounts. If we have information about expected early repayment of debt that would affect future interest payments, we will include that information within this paragraph as well.
     In connection with responding to the Commission’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.
     If you have any questions concerning these responses, please call me at 972-775-9805.
Respectfully submitted,
/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Chief Financial Officer
C.c. Norman Miller, Patton Boggs LLP
Jon Wolkenstein, Grant Thornton LLP